CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Adds 4 New Partners to Hotel and Tourism Division in China

January 28th, 2009 CNW Group: CIBT Education Group Inc. (NYSE Alternext and TSX.V symbol: MBA) (“CIBT”) is pleased to report that its hotel and tourism training division in China has signed cooperative joint program agreements with four additional partners in China since the company’s recent news release on January 15th 2009.  The new joint program partners include a university in Fujian province, two hotel chains in Beijing and Shandong province, and an education consulting company in Guiyang province, China.  The agreements range in scope from providing professional certification in the American Hotel Lodging Association programs, delivery of hotel management programs, flight attendant programs, and Hospitality English training programs, to senior management training seminars.

These cooperative agreements will further CIBT’s expansion efforts and provide a pipeline for programs to be introduced into these new markets, which may also serve as recruitment and job placement centers for other CIBT programs in the future.  Upon the successful implementation of these joint programs in various cities throughout China, CIBT will then assess and determine further investment or other joint venture opportunities in these regions.

CIBT has signed cooperative joint program agreements with the following institutions:

Institutions	City	Province
Sunlight Building Co.	Gansu	Guiyang
Beijing Yansha Centre Co. – Kempinski Hotel	Beijing	Beijing
Shandong Blue Sea Hotel Group	Yantai	Shandong
Zhangzhou Normal University	Zhangzhou	Fujian

“We are excited that many schools and industry players are eager to join our hotel management training platform in China”, commented Toby Chu, Vice-Chairman, President and CEO of CIBT.  “These industry players will provide our graduates with practical work experience, while our education partners will provide solid academic credentials. We will continue to recruit new academic and industry partners to expand our hotel management training programs with the intention of adding more programs and potential investments into the Asian market.”

About CIBT Education Group Inc.

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903), Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching centers including Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Taiwan, Hong Kong, Malaysia and India.  CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung N. America Toll Free: 1-888-865-0901 extension 318 * Email: info@cibt.net

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